                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*


                        Consumer Portfolio Services, Inc.
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                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   210502 100
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                                 (CUSIP Number)


   Charles E. Bradley, Sr.; c/o Stanwich Partners, Inc., 62 Southfield Avenue,
        One Stamford Landing, Stamford, Connecticut 06902; (203) 325-0551
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  July 21, 1998
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

                                  SCHEDULE 13D
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CUSIP NO. 210502 100                                           PAGE 2 of 8 PAGES
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 1       NAME OF REPORTING PERSON
         I.R.S IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Charles E. Bradley, Sr.
         Not applicable
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 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a)
                                                                          (b)
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 3       SEC USE ONLY

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 4       SOURCE OF FUNDS

         00 (See Item 3, infra)
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 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                    [ ]

--------------------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
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                            7     SOLE VOTING POWER             3,258,107
      NUMBER OF            -----------------------------------------------------
       SHARES
     BENEFICIALLY           8     SHARED VOTING POWER                   0
       OWNED BY            -----------------------------------------------------
    EACH REPORTING
       PERSON               9     SOLE DISPOSITIVE POWER        3,258,107
        WITH               -----------------------------------------------------

                           10     SHARED DISPOSITIVE POWER              0
--------------------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         3,465,597
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 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
 13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         22.13%
--------------------------------------------------------------------------------
 14      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                              Page 2 of 8 Pages

ITEM 1. SECURITY AND ISSUER.

         This filing relates to the common stock (the "Common Stock") of the following issuer (the "Issuer"):

              Consumer Portfolio Services, Inc.
              2 Ada
              Irvine, California 92718

         The Issuer is a California corporation.

ITEM 2. IDENTITY AND BACKGROUND

          (a) Name of person filing this statement: The name of the person filing this report is Charles E. Bradley, Sr. (the "reporting person").

          (b)  Business address:
               c/o Stanwich Partners, Inc.
               62 Southfield Avenue
               One Stamford Landing
               Stamford, CT 06902

          (c) Present principal occupation: President of Stanwich Partners, Inc., an investment firm which acquires controlling interests in companies in conjunction with the existing operating management of such companies.

          (d)  Not applicable.

          (e) Not applicable.

          (f)  Citizenship - United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Since the filing in 12/95 of the Schedule 13D which this filing amends (the "Original 13D"), the reporting person's actual or potentially deemed beneficial ownership of Common Stock has increased as a result of the purchases of Common Stock set forth in the following table. As used herein, the term "SFSC" means Stanwich Financial Services Corp., a Rhode Island corporation, of which the reporting person is the President, a director and a 45% stockholder:


                               Page 3 of 8 Pages

                     DATE OF     NO. OF SHARES    PRICE PER       AGGREGATE
    PURCHASER       PURCHASE       PURCHASED        SHARE           PRICE
----------------- -------------- -------------- --------------- --------------
1.  SFSC            12/15/97        10,000         $ 8.875        $   88,750
2.  SFSC            12/15/97        10,000         $ 9.00         $   90,000
3.  SFSC            12/16/97         2,000         $ 9.00         $   18,000
4.  SFSC            12/16/97         8,000         $ 9.25         $   74,000
5.  SFSC            12/17/97        70,000         $ 9.223        $  645,610
6.  reporting
    person           7/17/98         7,000         $12.875        $   90,125
7.  SFSC             7/21/98       443,459         $11.275        $5,000,000

         Transactions 1 through 5 in the foregoing table were open market purchases. Transaction 6 was a private purchase from another shareholder of the Issuer. Transaction 7 was a private purchase of shares directly from the Issuer. In each purchase, the purchaser paid the full purchase price for the shares with its or his own funds.

         In addition to the foregoing purchases, on 12/15/97 the reporting person purchased 600,000 shares of Common Stock from the Issuer for $2.50 per share ($1,500,000 in the aggregate) pursuant to the exercise of a stock option granted to him by the Issuer in 3/93. The reporting person's source of funds for this transaction was an unsecured loan from SFSC. The exercise of the option did not increase the reporting person's beneficial ownership of Common Stock, because the shares subject to the option were included in his beneficial ownership reported in the Original 13D.

         In 3/96 the Issuer completed a 2 for 1 split of its Common Stock. This split had the effect of increasing the number of shares of Common Stock beneficially owned by the reporting person (at no cost to him), but it did not increase or otherwise affect the percent of the outstanding Common Stock beneficially owned by him.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The acquisitions of Common Stock referred to in Item 3, above, were all made for investment purposes. In addition, the acquisition referred to in transaction 7 in the table set forth in Item 3 was intended to provide additional capital for the Issuer. In response to subpart (a) of Item 4, the reporting person states that SFSC and he are considering investing an additional $10 million to $15 million in the Issuer in the form of equity and/or subordinated debt during the third or fourth quarter of 1998. Any such transaction would be made for investment purposes and to provide additional capital to the Issuer.

         None of subparts (b) through (j) of Item 4 is applicable.


                               Page 4 of 8 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting person beneficially owns or may be deemed to own an aggregate of 3,465,597 shares of Common Stock (the "Beneficially Owned Shares"). The Beneficially Owned Shares constitute 22.13% of the issued and outstanding shares of Common Stock.

         (b) Number of shares as to which the reporting person has:

       (i)   sole power to vote or to direct the vote:                3,258,107

       (ii)  shared power to vote or to direct the vote:                      0

       (iii) sole power to dispose or to direct the disposition of:   3,258,107

       (iv)  shared power to dispose or direct the disposition of:            0

         Of the Beneficially Owned Shares, 207,490 shares are owned by the reporting person's spouse. He has no voting or dispositive power as to these shares. The Beneficially Owned Shares include 543,459 shares that are owned by SFSC. The reporting person is the President and a director of SFSC, and he owns 45% of the outstanding shares of SFSC's voting stock. Because of these relationships, the reporting person may be deemed to be the beneficial owner of the shares of Common Stock owned by SFSC. On 8/7/96, the reporting person granted an option to Charles E. Bradley, Jr., his son and the President of the Issuer, to purchase 600,000 of the reporting person's Beneficially Owned Shares for a price of $5.44 per share. This option is currently exercisable and expires on 12/31/99.

         In addition, SFSC is the holder of a convertible subordinated note in the principal amount of $15 million issued by the Issuer to SFSC on 6/12/97. SFSC has the right (the "Conversion Right") to convert $3 million of the principal of such note into 252,951 shares of Common Stock (a conversion price of $11.86 per share) on 6/12/04 (the maturity date of such note) or, if earlier, the date on which such note is prepaid. The shares subject to the Conversion Right are not included in the Beneficially Owned Shares because such right is not exercisable within 60 days.

         (c) No transactions in the Common Stock were effected in the past 60 days by the reporting person, except as described in this filing.

         (d) Not applicable.

         (e) Not applicable.


                               Page 5 of 8 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The reporting person has pledged 1,600,000 shares of Common Stock to MainLine Bank and 1,073,048 shares of Common Stock to PNC Capital Corp. (as agent for itself and certain others) to secure, in the case of the former pledge, certain obligations of the reporting person and to secure, in the case of the latter pledge, certain obligations of another corporation in which the reporting persons has an interest. No default has occurred under either of the governing pledge agreements.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit A. Subscription Agreement for Common Stock dated July 21, 1998 between SFSC and the Issuer.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



August 13, 1998                                   /s/  Charles  E.  Bradley, Sr.
                                                  ------------------------------
                                                  Name: Charles E. Bradley, Sr.


                               Page 6 of 8 Pages

                     SUBSCRIPTION AGREEMENT FOR COMMON STOCK

         SUBSCRIPTION AGREEMENT made as of the 21st day of July, 1998 between Consumer Portfolio Services, Inc., a California corporation ("Issuer"), and Stanwich Financial Services Corp., a Rhode Island corporation ("Purchaser").

         CPS desires to increase its capital by selling shares of its common stock. SFSC desires to purchase 443,459 such shares.

         NOW, THEREFORE, for and in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto do hereby agree as follows:

I.  SUBSCRIPTION FOR SHARES AND REPRESENTATIONS BY PURCHASER

         A. Purchaser agrees to purchase 443,459 shares (the "Shares") of the common stock of Issuer for consideration of Five Million Dollars ($5,000,000).

         B. Purchaser recognizes that the purchase of the Shares involves a high degree of risk and is suitable only for investors that have no need for immediate liquidity in this investment.

         C. The Purchaser acknowledges that it has been furnished by the Issuer during the course of this transaction with all information regarding the Issuer that Purchaser requested or desired to know; that all other documents which could be reasonably provided have been made available for Purchaser's inspection and review; and that Purchaser has been afforded the opportunity to ask questions of and receive answers from duly authorized officers or other representatives of the Issuer concerning the terms and conditions of the offering, and any additional information that Purchaser has requested.

         D. The Purchaser hereby acknowledges that this offering of Shares has been a nonpublic offering pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "1933 Act"). The Purchaser represents that the Shares are being purchased for its own account, for investment and not for distribution or resale to unless they are registered under the 1933 Act or unless an exemption from such registration is available. The Purchaser is aware that registration of the Shares with the SEC cannot be assured.

         E. The Purchaser understands that the Shares have not been registered under the 1933 Act by reason of a claimed exemption under the provisions of the 1933 Act which depends, in part, upon Purchaser's investment intention. In this connection, the Purchaser understands that it is the position of the Securities and Exchange Commission (the "SEC") that the statutory basis for such exemption would not be present if Purchaser's representation merely meant that Purchaser's present intention was to hold the Shares for a short period, for a deferred sale, or for any other fixed period. The Purchaser realizes that, in the view of the SEC, a purchase now with an intent to resell would represent a purchase with an intent inconsistent with Purchaser's representation to the Issuer, and the SEC might regard such a sale, transfer or other disposition as a deferred sale for which the exemption is not available.

         F. Purchaser represents that (i) it has not been formed for the purpose of acquiring the Shares, (ii) the person signing this Agreement on behalf of the Purchaser has been authorized to do so.

         G. The Purchaser agrees that the Issuer may refuse to permit the transfer of the Shares by the Purchaser unless the Issuer is supplied an opinion of counsel reasonably satisfactory to the Issuer that the proposed sale, transfer or disposition does not result in a violation of the 1933 Act or any applicable state "blue sky" laws (collectively, "Securities Laws"). The Purchaser agrees to hold the Issuer and its directors, officers and any controlling persons and their respective heirs, representatives, successors and assigns harmless and to indemnify them against all liabilities, costs and expenses incurred by them as a result of any sale, transfer or other disposition of the Shares by the Purchaser in violation of any Securities Laws or any misrepresentation herein.


                               Page 7 of 8 Pages

         H. The Purchaser consents to the placement of a legend on any certificate evidencing the Shares stating that they have not been registered under the 1933 Act and setting forth or referring to the restrictions on the sale, transfer or other disposition thereof.

II.  REPRESENTATIONS BY THE ISSUER.

         The Issuer represents and warrants to the Purchaser as follows:

         (a) The Issuer is a corporation duly organized, existing and in good standing under the laws of the State of California.

         (b) The execution, delivery and performance of this Agreement by the Issuer has been duly approved by the board of directors of the Issuer.

III.  MISCELLANEOUS

         A. Any notice or other communication given hereunder shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to the Issuer at 2 Ada, Irvine, California 92618, and to the Purchaser at the address indicated below Purchaser's signature.

         B. This Agreement shall not be changed, modified, or amended except by a writing signed by the parties to be charged, and this Agreement may not be discharged except by performance in accordance with its terms or by a writing signed by the party to be charged.

         C. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

         D. This Agreement and its validity, construction and performance shall be governed in all respects by the internal laws of the State of California.

         E. This Agreement may be executed in counterparts.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.


                                        STANWICH FINANCIAL SERVICES CORP.
                                        a Rhode Island corporation

                                        By: /s/ CHARLES E BRADLEY
                                            ------------------------------------
                                                Charles E. Bradley

                                        Address: c/o Stanwich Partners, Inc.
                                                 62 Southfield Ave.
                                                 Stamford, CT  06902

                                        CONSUMER PORTFOLIO SERVICES, INC.

                                        By: /s/ JEFFREY P FRITZ
                                            ------------------------------------
                                                Jeffrey P. Fritz


                               Page 8 of 8 Pages